FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of Finance Division

Date: February 22, 2007

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Notice of Revision to Forecast of Year-end Dividend relating to the Fiscal Year Ending March 31, 2007

[Translation]

February 22, 2007

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971; First Section of the Tokyo Stock Exchange; First Section of the Osaka Securities Exchange)

Person for Inquiry:	Akihiko Toyotani
General Manager, Finance Division
(Tel: 075-604-3500)

Notice of Revision to Forecast of Year-end Dividend

relating to the Fiscal Year Ending March 31, 2007

This is to advise you that Kyocera Corporation resolved at the meeting of its Board of Directors held on February 22, 2007 to revise its previous forecast of the year-end dividend per share for the fiscal year ending March 31, 2007.

1. The Reason for the Revision (Increase) of the Expected Amount of Dividends

As announced on January 30, 2007, consolidated sales and profit for the fiscal year ending March 31, 2007 (“this fiscal year”) are expected to increase substantially as compared with the fiscal year ended March 31, 2006 (the “previous fiscal year”) due to favorable performance of the components business and equipment business. Consolidated sales are forecast to be 1,270 billion yen, an 8.2% increase compared with the previous fiscal year and net income is forecast to be 96 billion yen, a 37.7% increase compared with the previous fiscal year. As a result, diluted earnings per share are forecast to be 509.51 yen per share.

Kyocera Corporation’s dividend policy is to determine dividend amounts from a comprehensive point of view, aiming for a dividend payout ratio of 20-25% on a consolidated basis and taking into consideration the investment amount required for mid-to-long term corporate growth.

Based on the expectation of favorable consolidated performance for this fiscal year and the dividend policy set forth above, and to reward the continuous support of shareholders, Kyocera Corporation will increase the amount of the year-end dividend per share for this fiscal period by 10 yen from 50 yen per share to 60 yen per share. Kyocera Corporation will make its best efforts to continuously improve its consolidated sales and its profit ratio in order to increase corporate value and distribute additional rewards to its shareholders by taking further advantage of group synergies, enhancing its cultivation of new businesses and markets, and boosting strategic businesses.

The year-end dividends mentioned above will be proposed at the Ordinary General Shareholders Meeting of Kyocera Corporation to be held in late June 2007.

2. Substance of dividend

Fiscal year ending March 31, 2007 (from April 1, 2006 to March 31, 2007)

Dividend per share

	Interim Dividend	Year-end Dividend	Annual Total Dividend
Forecast previously published (Published on October 30, 2006)	¥50	¥50	¥100

Revision made	¥50	¥60	¥110

(c.f.) Dividends for previous fiscal year (Annual Period ended March 31, 2006)	¥50	¥50	¥100

(Note) Interim dividend in the amount of 50 yen per share has been already paid.

3. Remarks

(Yen in millions)

	Net sales	Income before income taxes	Net income
Forecasts for fiscal year ending March 31, 2007 (Published on January 30, 2007)	¥1,270,000	¥148,000	¥96,000

(c.f.) Results for previous fiscal year ended March 31, 2006	¥1,173,544	¥117,237	¥69,696

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, particularly including China; changes in exchange rates, particularly between the yen and the U.S. dollar and euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; and the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers; fluctuations in the value of securities and other assets held by us and changes in accounting principles; business performance of other companies with which we maintain business alliances; laws and regulations relating to the taxation, and to manufacturing and trade; events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases; and the occurrence of natural disasters, such as earthquakes, in locations where our manufacturing and other key business facilities are located. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.